FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 8, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Consolidated Results of Operations First quarter, year ending March 2023 (US GAAP) Nomura Holdings, Inc. August 2022 Nomura

Outline Presentation Financial Supplementl Executive summary (p. 2)l Consolidated balance sheet (p. 16) l Overview of results (p. 3)l Value at risk (p. 17)l Business segment results (p. 4)l Consolidated financial highlights (p. 18)l Retail (p. 5-7)l Consolidated income (p. 19)l Investment Management (p. 8-9)l Main revenue items (p. 20) l Wholesale (p. 10-12)l Consolidated results: Income (loss) before income taxes by segment and region (p. 21)l Non-interest expenses (p. 13)l Robust financial position (p. 14)l Segment “Other” (p. 22)l Retail related data (p. 23-26) l Investment Management related data (p. 27-28)l Wholesale related data (p. 29)l Number of employees (p. 30)

Executive summary

NOMURA

FY2022/23 1Q highlights

- **Income before income taxes: Y11.7bn (-76% QoQ); Net income[1]: Y1.7bn (-95% QoQ); EPS[2]: Y0.52; ROE[3]: 0.2%**
- **Three segment income before income taxes of Y18.5bn (-45% QoQ)**
  - Bear market and interest rate increases impacted investment gain/loss in Investment Management
  - In Wholesale, Equities and Investment Banking performance was impacted by a decline in transaction volume, postponement of deals and the absence of one-off factors[4] present last quarter
- **Three segment underlying revenues remain resilient**
  - Retail: Net inflows into recurring revenue assets driven by discretionary investments, level fee assets and loans; Recurring revenue increased slightly QoQ despite market headwinds
  - Investment Management: Ongoing inflows primarily into investment trust business kept management fees at roughly same level as last quarter; Alternative AuM topped Y1trn
  - Wholesale: Fixed Income had a good quarter driven by Macro Products amid a spike in interest rate and FX volatility; In Investment Banking, Advisory revenues increased YoY
- **Loss before income taxes outside three segments of Y6.7bn**
  - Bear market and interest rate hikes led to worsening of unrealized loss on securities held for operating purposes (-Y2.8bn) and losses related to economic hedging transactions (-Y9.8bn)

Income (loss) before income taxes, net income (loss)[1]

Firmwide

(billions of yen)



Income (loss) before income taxes
Net income (loss)
78.5
48.5
18.5
3.2
80.1
60.3
49.5
31.0
11.7
1.7
FY2021/22
FY22/23
1Q
2Q
3Q
4Q
1Q

Three segment income (loss) before income taxes



Wholesale
Investment Management
Retail
35.6
57.0
79.2
33.5
18.5
FY2021/22
FY22/23
1Q
2Q
3Q
4Q
1Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
4. As the recoverable amount for part of the claim related to the loss arising from transactions with a US client can now be reasonably estimated, gains of Y11.5bn (Y9.5bn trading revenue, Y2bn loan-loss provision reversal) were booked in FY2021/22 4Q.

2

Overview of results Highlights (billions of yen, excluding EPS and ROE) FY2021/22 FY22/23 1Q 2Q 3Q 4Q 1Q QoQ YoY Net revenue 353.3 318.9 351.0 340.8 299.0 -12% -15% Non-interest expenses 274.7 300.4 270.9 291.3 287.3 -1% 5% Income (loss) before income 78.5 18.5 80.1 49.5 11.7 -76% -85% taxes Net income (loss)1 48.5 3.2 60.3 31.0 1.7 -95% -97% EPS2 Y15.59 Y1.01 Y19.07 Y9.89 Y0.52 -95% -97% ROE3 7.1% 0.5% 8.7% 4.3% 0.2% 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results Net revenue and income (loss) before income taxes1 (billions of yen) FY2021/22 FY22/23 1Q 2Q 3Q 4Q 1Q QoQ YoY Net revenue Retail 85.0 85.2 87.4 70.5 71.4 1% -16% Investment Management 63.5 34.3 40.1 10.1 7.6 -25% -88% Wholesale 132.8 172.7 202.7 194.9 199.0 2% 50% Subtotal 281.2 292.2 330.2 275.4 278.0 1% -1% Other* 68.7 24.8 21.6 64.2 23.9 -63% -65% Unrealized gain (loss) on investments in 3.4 1.9 -0.8 1.2 -2.8 —equity securities held for operating purpose Net revenue 353.3 318.9 351.0 340.8 299.0 -12% -15% Retail 19.0 17.0 18.0 5.2 4.9 -5% -74% Income (loss) Investment Management 44.9 15.0 20.4 -8.8 -11.7 —before income taxes Wholesale -28.4 25.0 40.8 37.0 25.3 -32% -Subtotal 35.6 57.0 79.2 33.5 18.5 -45% -48% Other* 39.6 -40.4 1.7 14.9 -3.9 —Unrealized gain (loss) on investments in 3.4 1.9 -0.8 1.2 -2.8 —equity securities held for operating purpose Income (loss) before income taxes 78.5 18.5 80.1 49.5 11.7 -76% -85% *Additional information on _Other_ (FY2022/23 1Q) Loss related to economic hedging (Y9.8bn) Gain on changes to own and counterparty credit spread relating to Derivatives (Y2.9bn) 4

NOMURA

Retail

Net revenue, income before income taxes

(billions of yen)	F2021/22				FY22/23	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	85.0	85.2	87.4	70.5	**71.4**	1%	-16%
Non-interest expenses	66.0	68.2	69.3	65.3	**66.5**	2%	1%
Income before income taxes	19.0	17.0	18.0	5.2	**4.9**	-5%	-74%

Breakdown of net revenue

(billions of yen)


100.0
80.0
60.0
40.0
20.0
0.0
Flow revenue, etc.
Recurring revenue

	FY2021/22				FY22/23	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Recurring revenue[1]	30.8	33.5	34.5	31.9	**32.3**	1%	5%
Flow revenue, etc.[2]	54.2	51.7	52.9	38.5	**39.1**	1%	-28%
Net revenue	85.0	85.2	87.4	70.5	**71.4**	1%	-16%

Key points

- Net revenue: Y71.4bn (+1% QoQ; -16% YoY)
- Income before income taxes: Y4.9bn (-5% QoQ; -74% YoY)

- Flow revenue, etc. was slow as clients remained on the sidelines due to market uncertainty, but recurring revenue was resilient driven by our efforts to expand assets
- Strengthened segment approach and provided consulting services tailored to client needs; making good progress towards FY2024/25 KPIs

  Recurring revenue
  - Net inflows of recurring revenue assets driven by discretionary investments, level fee assets and loans; Recurring revenue increased slightly QoQ despite market headwinds
  - Level fee assets exceeded Y200bn at end of June following full launch in April

  Flow revenue, etc.
  - Sales of secondary stocks remained slow, but started to recover into June
  - Sales of investment trusts and insurance products increased QoQ

- Growth of client assets

	FY2021/22 4Q	FY2022/23 1Q
- Investment trust net inflows[3]	-Y17.8bn	+Y33.1bn
- Discretionary investment net inflows[3]	+Y61.8bn	+Y95.6bn
- Net inflows of cash and securities[4]	+Y640.7bn	+Y500.3bn
- Recurring revenue cost coverage ratio[5]	49%	49%

1. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Figures from before FY2022/23 1Q have been reclassified following a revision to the scope of recurring revenue in April 2022. 2. Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans. 3. Retail channels and Japan Wealth Management Group. 4. Cash and securities inflows minus outflows, excluding regional financial institutions. 5. Recurring revenue divided by non-interest expenses.

5

Retail: Slower sales of Japanese stocks, but fund inflows into global stock investment trusts

Total sales[1]



Discretionary investments, Insurance products
Investment trusts
Bonds
Stocks
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0

(billions of yen)	FY2021/22				FY22/23
	1Q	2Q	3Q	4Q	1Q
Stocks	2,551.2	2,610.7	2,720.1	2,415.3	**2,047.9**
Bonds	1,900.7	1,695.8	1,991.1	1,971.9	**1,987.4**
Investment trusts	589.3	497.0	549.3	331.1	**411.1**
Discretionary investments	162.6	171.2	239.0	132.9	**170.6**
Insurance	58.3	68.8	71.4	40.9	**61.5**
Total sales[1]	5,262.1	5,043.6	5,570.9	4,892.1	**4,678.5**

Total sales[1] decreased 4% QoQ

- Stocks: -15% QoQ
  - Secondary sales of Japan stocks slowed, but picked up in June
  - Decline in primary subscriptions[2] (Y14.6bn; -41% QoQ)
- Investment trusts: +24% QoQ
  - Inflows into US and global stock funds as well as Japan's first publicly offered investment trust that invests in unlisted US REITs
- Bonds: +1% QoQ
  - Although primary issuances slowed, overall bond sales volume remained roughly unchanged due to stronger sales of secondary foreign bonds
- Discretionary investments: +28% QoQ
  - Increase in SMA and Fund Wrap contracts
- Insurance: +51% QoQ
  - Improvement to anticipated rate of return due to US rate hikes contributed to rise in sales of insurance products

Top selling investment trusts (Apr. – Jun. 2022)

1. AllianceBernstein US Growth Equity Fund
2. Fidelity World Value Growth Equity Fund
3. Blackstone US Real Estate Income Fund USD-denominated
4. Pictet Global Income Equity Fund
5. T. Rowe Price World Best Selection Growth Equity Fund

1. *In FY2022/23 1Q, the scope of total sales was revised from Retail channels only to include Retail channels, Japan Wealth Management Group, Net & Call and intermediary. As a result, figures from before FY2022/23 1Q have been reclassified.*
2. *Retail channels, Japan Wealth Management Group, Net & Call, Hotto Direct.*

6

Retail: KPI summary Net inflows of recurring revenue assets1 Recurring revenue assets and recurring revenue2 (billions of yen) (trillions of yen) (billions of yen) 250.0 208.4 211.4 Recurring revenue assets Recurring revenue (rhs) 200.0 159.2 40.0 20.3 132.8 19.5 19.6 150.0 20.0 19.1 18.5 100.0 33.5 34.5 35.0 30.8 31.9 32.3 50.0 30.0 0.0 15.0 -50.0 25.0 -100.0 -150.0 -101.8 10.0 20.0 FY2021/22 FY22/23 FY2021/22 FY22/23 1Q 2Q 3Q 4Q 1Q Jun/1Q Sep/2Q Dec/3Q Mar/4Q Jun/1Q Flow business clients Services for salaried employees (thousands) Continued to approach wide range of clients, although pace slowed (thousands) Steady growth via increase in ESOP contracts compared to same quarter last year when market was rallying 3,500 1,505 3,415 1,600 1,356 3,400 3,326 3,357 1,400 3,308 1,140 3,277 3,300 1,200 1,000 850 3,200 800 600 809 FY2021/22 FY2022/23 3,100 400 3,000 FY2021/22 FY22/23 Jun Sep Dec Mar Jun Sep Dec Mar Jun 1. Total excludes investment trust distributions, and investment trust net inflows in level fee accounts. 7 2. Figures from before FY2022/23 1Q have been reclassified following a revision to the scope of recurring revenue in April 2022.

Investment Management

NOMURA

Net revenue, income (loss) before income taxes

(billions of yen)	FY2021/22				FY22/23	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	63.5	34.3	40.1	10.1	7.6	-25%	-88%
Non-interest expenses	18.6	19.3	19.8	18.9	19.3	2%	4%
Income (loss) before income taxes	44.9	15.0	20.4	-8.8	-11.7	-	-

Breakdown of net revenue

(billions of yen)



80
60
40
20
0
-20
-40
63.5
34.3
40.1
10.1
7.6
Investment gain/loss
Business revenue

	FY2021/22				FY22/23	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Business revenue[1]	28.0	29.3	31.5	31.1	30.7	-2%	9%
Investment gain/loss[2]	35.5	5.1	8.6	-21.1	-23.1	-	-
Net revenue	63.5	34.3	40.1	10.1	7.6	-25%	-88%

Key points

- Net revenue: Y7.6bn (-25% QoQ; -88% YoY)
- Loss before income taxes: Y11.7bn
  - Business revenue roughly unchanged QoQ, but overall divisional performance dragged down by worse performance in investment gain/loss due to deteriorating market conditions

Business revenue

- Net revenue: Y30.7bn (-2% QoQ; +9% YoY)
  - Solid performance in asset management business with ongoing inflows into investment trust business and management fees roughly unchanged QoQ
  - Success fees slowed QoQ due to seasonal factors

Investment gain/loss

- Net revenue: -Y23.1bn
  - Booked American Century Investments related loss (4Q:-Y18.8bn; 1Q: -Y18.5bn), and unrealized loss on Nomura Capital Partners investee companies (4Q:-Y4.0bn; 1Q:-Y4.7bn)

1. *Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses, but excludes investment gains/losses*
2. *Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, limited partner investment stakes and general partner investment stakes in private equity and other investment businesses, and Mebuki Financial Group investment gain/loss.*

8

Investment Management: Inflows into investment trust business via diverse channels

NOMURA

Assets under management (net)[1]



(trillions of yen)
Investment advisory and international businesses, etc.
Investment trust business
80.0
60.0
40.0
20.0
0.0
65.8
67.8
68.5
67.9
65.6
18.1
19.1
19.6
19.3
18.1
47.6
48.7
48.8
48.6
47.5
FY2021/22
FY22/23
Jun
Sep
Dec
Mar
Jun

AuM declined due to market factors, etc. but remained at high level

- **Investment trust business**
  - Increase in ETF purchases by wide range of clients (Jun AuM: Y26.5trn; Market share[4]: 44%)
  - Inflows via bank channel for fifth straight quarter (Jun AuM: Y2.2trn)
  - Ongoing inflows into defined contribution funds (Jun AuM: Y1.8trn; AuM market share[5]: 20.4%)
- **Investment advisory and international businesses, etc.**
  - Japan reported outflows from Japan equity funds
  - International business booked inflows into high yield, but outflows from Japan equity and bond funds

Net inflows[2,3]



(billions of yen)
Investment advisory and international businesses, etc.
Investment trust business
1,500
1,000
500
0
-500
-1,000
474
128
346
1,039
772
267
360
110
250
372
-180
193
478
-928
-450
FY2021/22
FY22/23
1Q
2Q
3Q
4Q
1Q

Steady growth in alternative AuM[3,6]



(billions of yen)
1,500
1,000
500
0
641
698
772
843
1,103
FY2021/22
FY22/23
Jun
Sep
Dec
Mar
Jun

1. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory 2. Based on assets under management (net). 3. Historical figures have been reclassified following a review in FY2022/23 1Q to the method for measuring assets under management and the flow of funds. 4. Source: The Investment Trusts Association, Japan 5. Nomura, based on published data
6. Total of Nomura Asset Management alternative AuM and third party investments related to Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory

9

NOMURA

Wholesale

Net revenue and income (loss) before income taxes[2]

(billions of yen)	FY2021/22				FY22/23	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	132.8	172.7	202.7	194.9	**199.0**	2%	50%
Non-interest expenses	161.1	147.7	161.9	157.9	**173.7**	10%	8%
Income (loss) before income taxes	-28.4	25.0	40.8	37.0	**25.3**	-32%	-
CIR	*121%*	*86%*	*80%*	*81%*	***87%***		
Revenue/modified RWA[1]	*4.9%*	*7.1%*	*8.2%*	*7.9%*	***7.3%***		

Key points

- Net revenue: Y199.0bn (+2% QoQ; +50% YoY)
- Income before income taxes: Y25.3bn (-32% QoQ)
- Net revenue increased QoQ driven by higher Fixed Income revenues and yen depreciation
  - In Global Markets, Fixed Income delivered robust performance driven by Macro Products, while Equities booked a decline in revenues on a dip in trading volumes as market participants took a wait-and-see approach
  - Investment Banking saw a slowdown in global transactions and sluggish performance in financing, while Advisory remained relatively resilient despite weakening from the strong previous two quarters
- Expenses increased QoQ due to yen depreciation and higher business development expenses

Net revenue by business line

(billions of yen)



Investment Banking
Global Markets
200.0
100.0
0.0

	FY2021/22				FY22/23	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Global Markets	97.2	137.2	163.8	158.2	**175.3**	11%	80%
Investment Banking	35.5	35.4	38.9	36.7	**23.7**	-35%	-33%
Net revenue	132.8	172.7	202.7	194.9	**199.0**	2%	50%

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
18.0
37.8
27.6
49.4
68.6
22.6
31.4
50.0
84.9
29.2
41.8
46.8
74.1
37.0
32.8
50.9
71.8
36.1
40.2
51.0
Americas
EMEA
AEJ
Japan
FY2021/22
FY22/23
1Q
2Q
3Q
4Q
1Q

1. Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target.

2. Booked loss arising from transactions with a US client of Y65.4bn (Y56.1bn trading loss, Y9.3bn loan-loss provision) in FY2021/22 1Q. In addition, as the recoverable amount for part of the claim related to the loss can now be reasonably estimated, gains of Y3.2bn (Y2.6bn trading revenue, Y500m loan-loss provision reversal) and Y11.5bn (Y9.5bn trading revenue, Y2bn loan-loss provision reversal) were booked in FY2021/22 3Q and FY2021/22 4Q, respectively.

10

Wholesale: Global Markets

NOMURA

Net revenue

(billions of yen)



QoQ +11%
YoY +80%
200.0
150.0
100.0
50.0
0.0
-50.0
-100.0
175.3
163.8
158.2
137.2
97.2
FI: Others¹
FI: Macro Products²
FI: Spread Products³
EQ: Others⁴
EQ: Equity Products⁵
EQ: Execution Services⁶

	FY2021/22				FY22/23	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Fixed Income	88.1	70.7	88.0	80.1	112.6	41%	28%
Equities	9.1	66.5	75.8	78.1	62.6	-20%	6.9x

Key points

- Net revenue: Y175.3bn (+11% QoQ; +80% YoY)
  - Fixed Income reported strong results in Macro Products facilitating client flows amid spike in volatility across rates and FX, offsetting a slowdown in Equities due to muted client activity as a result of market uncertainty

Fixed Income

- Net revenue: Y112.6bn (+41% QoQ; +28% YoY)
  - Macro Products: Rates revenues increased QoQ as volatility drove an uptick in client activity; FX/EM delivered solid results with revenues remaining strong driven by AEJ
  - Spread Products: Securitized Products revenues slowed on weaker secondary trading and despite robust financing business; Credit revenues increased significantly from increased client activity in Japan as well as AEJ

Equities

- Net revenue: Y62.6bn (-20% QoQ; 6.9x YoY)
  - Equity Products: Americas revenues grew QoQ on contributions from derivatives; Japan and AEJ revenues slowed on subdued client activity
  - Execution Services: Americas revenues increased, while other regions declined amid lower market volumes, resulting in an overall slight decline QoQ

1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products. 4. Businesses run together with Investment Banking, includes loss related to transactions with a US client (booked trading loss of Y56.1bn in FY2021/22 1Q arising from transactions with a US client; in addition, as the recoverable amount for part of the claim related to the loss can now be reasonably estimated, trading revenue of Y2.6bn and Y9.5bn was booked in FY2021/22 3Q and FY2021/22 4Q, respectively); other revenue not attributed to a particular desk. 5. Cash and derivatives trading and Prime Services. 6. Equities execution business.

11

Wholesale: Investment Banking

Sustainability-related

Net revenue



(billions of yen)
35.5
35.4
38.9
36.7
23.7
QoQ -35%
YoY -33%
Finance, Solutions, etc.
Advisory
FY2021/22
FY22/23
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y23.7bn (-35% QoQ; -33% YoY)
  - Revenues declined QoQ mainly due to ECM and ALF as global transactions declined
  - Advisory revenues declined from strong past two quarters, but increased YoY

Advisory
- Americas revenues remained roughly unchanged QoQ and globally we executed multiple cross-border and sustainability transactions
- Growth in Equity Advisory related to fundraising

Finance, Solutions, etc.[1]
- ECM: Slower IPOs and follow-on offerings due to worse market conditions
- DCM: Number and volume of issuances slowed, but we supported multiple sustainability-related bond issuances
- Executed various solution deals in equities, rates, FX, etc. amid changing market conditions

Supported diverse client needs amid uncertain environment

Advisory

- Mandated on multiple sustainability-related and high-profile sell-side deals

Raising stakes in NTT Data and merge international business within **NTT Group** (Y355.3bn)	Private placement by **Group14** Technologies (US) ($400m)	Minority investment by RGreen Invest (France) in a subsidiary of **NW Groupe** (France) (€300m)
Kintetsu Group Holding's acquisition of remaining stake in Kintetsu World Express (Y212.8bn)	**BC Partners'** (England) acquisition of Havea Group (France) (€1.1bn)	Sales of Owndays (Japan) to Lenskart Solutions (India) by **L Catterton Asia** (Singapore) (undisclosed)

Finance, Solutions

- Global support for client fundraising needs

Caisse d'Amortissement de la Dette Sociale (France) Social Bonds ($3.5bn)	**Kyobo Life Insurance** (Korea) Sustainability Subordinated Bonds ($500m)	**Japan Exchange Group** Digitally Tracked Green Bonds (Y500m)
JFE Holdings Transition Bonds (Y30bn)	**Life Insurance Corporation of India** (India) IPO (INR210bn)	**Hayward Industries** (US) PO ($397m)
Leveraged buyout financing for the acquisition of Sajjian India by **CVC Asia Pacific** (HK) ($330m)	**Cross Marketing Group**[2] **Kintetsu Department Store** **Yossix Holdings** Impact Neutralization Trust Services	**IFM Investors** (Australia) Equity derivative transaction related to stake-building of Australian listed company

1. *ECM, DCM, ALF, businesses run together with Global Markets, other revenue not attributed to a particular product.*
2. *Announced in February 2022.*

12

Non-interest expenses

NOMURA

Full year

Quarter



(billions of yen)
1,500
1,000
500
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,171.2
1,137.3
274.7
300.4
270.9
291.3
287.3
(billions of yen)
400
300
200
100
0

	FY2020/21	FY2021/22	FY2021/22 1Q	FY2021/22 2Q	FY2021/22 3Q	FY2021/22 4Q	FY2022/23 1Q	QoQ
Compensation and benefits	507.9	529.5	135.6	129.2	139.0	125.6	**143.1**	**13.9%**
Commissions and floor brokerage	111.6	105.2	26.8	27.4	24.1	26.9	**28.5**	**6.1%**
Information processing and communications	178.8	184.3	44.1	45.1	46.6	48.5	**49.7**	**2.6%**
Occupancy and related depreciation	72.4	69.7	16.7	17.8	17.5	17.7	**16.4**	**-7.4%**
Business development expenses	13.5	15.6	3.3	3.9	4.4	4.0	**4.7**	**16.2%**
Other	287.0	232.9	48.2	76.9	39.2	68.6	**45.0**	**-34.4%**
Total	1,171.2	1,137.3	274.7	300.4	270.9	291.3	**287.3**	**-1.4%**

Key points

- Non-interest expenses: Y287.3bn (-1% QoQ)
  - Compensation and benefits (+14% QoQ)
    - ✓ Significant impact by yen depreciation, higher wages in Japan due to graduate hires
  - Occupancy and related depreciation (-7% QoQ)
    - ✓ Costs booked last quarter related to branch office refurbishments and surrendering floor space in international office not present this quarter
  - Other expenses[1](-34% QoQ)
    - ✓ Absence of legal expenses booked last quarter (Y23bn)[2]

1. *Booked loan-loss provisions arising from transactions with a US client of Y9.3bn in FY2021/22 1Q. In addition, as the recoverable amount for part of the claim related to the loss can now be reasonably estimated, gains of Y500m and Y2bn were booked as loan-loss provision reversal in FY2021/22 3Q and FY2021/22 4Q, respectively.*
2. *Booked additional expenses of Y23bn related to legacy transactions in the Americas from before the global financial crisis (2007 – 2008), in FY2021/22 4Q.*

13

NOMURA

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2022	Jun 2022
■ Total assets	Y43.4trn	Y48.9trn
■ Shareholders' equity	Y2.9trn	Y3.1trn
■ Gross leverage	14.9x	16.0x
Net leverage[1]	9.1x	9.7x
■ Level 3 assets[2] (net)	Y0.8trn	Y0.9trn
■ Liquidity portfolio	Y7.1trn	Y7.1trn

(billions of yen)

Basel 3 basis	Mar 2022	Jun 2022[2]
Tier 1 capital	3,103	3,197
Tier 2 capital	0.4	0.4
Total capital	3,103	3,197
RWA	15,830	16,839
Tier 1 capital ratio	19.6%	18.9%
CET 1 capital ratio[3]	17.2%	16.7%
Consolidated capital adequacy ratio	19.6%	18.9%
Consolidated leverage ratio[4]	5.98%	5.54%
HQLA[5]	Y6.0trn	Y5.6trn
LCR[5]	241.7%	189.4%
TLAC ratio (RWA basis)	30.7%	30.5%
TLAC ratio (Total exposure basis)	10.30%	9.81%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET 1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
17.7%
17.7%
18.1%
17.2%
16.7%
14.71
14.70
14.77
15.83
16.84
FY2021/22
FY2022/23
Jun
Sep
Dec
Mar
Jun

Changes in RWA[2]



(trillions of yen)
20.00
15.00
10.00
5.00
0.00
15.83
2.63
4.90
8.30
+0.07
Credit risk
+0.94
Market risk
16.84
2.63
5.84
8.37
Operational risk
Market risk
Credit risk
Mar 2022
Jun 2022

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *June 2022 is preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Daily average for each quarter.*

14

Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen) Mar 31, Jun 30, Increase Mar 31, Jun 30, Increase 2022 2022 (Decrease) 2022 2022 (Decrease) Assets Liabilities Total cash and cash deposits 4,064 4,193 130 Short-term borrowings 1,050 1,338 288 Total payables and deposits 4,920 5,509 589 Total loans and receivables 5,001 5,696 695 Total collateralized financing 14,538 16,962 2,424 Trading liabilities 9,652 11,471 1,818 Total collateralized agreements 16,876 19,197 2,321 Other liabilities 1,020 943 -77 Long-term borrowings 9,258 9,566 307 Total trading assets and private 1 15,296 17,619 2,323 Total liabilities 40,439 45,788 5,349 equity and debt investments Total other assets1 2,175 2,197 22 Equity Total NHI shareholders’ equity 2,915 3,055 141 Noncontrolling interest 58 60 1 Total assets 43,412 48,903 5,491 Total liabilities and equity 43,412 48,903 5,491 1. Including securities pledged as collateral. 16

Value at risk1 Definition From April 1, 2022, to June 30, 2022 (billions of yen) 95% confidence level Maximum: 5.4 1-day time horizon for outstanding portfolio Minimum: 2.7 Inter-product price fluctuations considered Average: 3.6 (billions of yen) FY2020/21 FY2021/22 FY2021/22 FY2022/23 Mar Mar Jun Sep Dec Mar Jun Equity 22.8 1.4 2.4 2.8 2.1 1.4 1.7 Interest rate 3.3 2.3 2.2 2.1 2.3 2.3 4.8 Foreign exchange 3.6 0.9 1.2 0.8 1.6 0.9 1.8 Sub-total 29.7 4.6 5.9 5.6 6.0 4.6 8.4 Diversification benefit -6.2 -1.9 -1.9 -1.8 -1.9 -1.9 -3.4 VaR 23.5 2.7 4.0 3.8 4.1 2.7 5.0 17 1. From FY2021/22 4Q, VaR confidence level changed from 99% to 95%.

Consolidated financial highlights Full year (billions of yen) 200 8% 153.1 Net income (loss) 5.7% 143.0 attributable to 150 6% 5.1% Nomura Holdings, Inc. (“NHI”) shareholders 100 4% ROE (%) 50 2% 0 0% FY2020/21 FY2021/22 Net revenue 1,401.9 1,363.9 Income (loss) before income taxes 230.7 226.6 Net income (loss) attributable to Nomura 153.1 143.0 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,694.9 2,914.6 ROE (%)1 5.7% 5.1% Basic-Net income (loss) attributable to NHI 50.11 46.68 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 48.63 45.23 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 879.79 965.80 Quarter (billions of yen) 200 8% 7.1% 150 5.4% 6% 5.1% 3.8% 100 4% 48.5 60.3 50 2% 31.0 3.2 0.2% 1.7 0 0% FY2021/22 FY2022/23 1Q 2Q 3Q 4Q 1Q 353.3 318.9 351.0 340.8 299.0 78.5 18.5 80.1 49.5 11.7 48.5 3.2 60.3 31.0 1.7 2,739.2 2,734.1 2,807.9 2,914.6 3,055.5 7.1% 3.8% 5.4% 5.1% 0.2% 16.12 1.04 19.66 10.26 0.56 15.59 1.01 19.07 9.89 0.52 885.42 883.46 931.06 965.80 1,017.18 18 1. Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2020/21 FY2021/22 1Q 2Q 3Q 4Q 1Q Revenue Commissions 376.9 332.3 82.9 91.6 82.6 75.2 70.4 Fees from investment banking 108.7 149.6 35.7 33.9 46.0 34.0 27.3 Asset management and portfolio service fees 230.0 270.0 64.0 67.2 69.9 68.9 68.3 Net gain on trading 310.0 368.8 52.0 91.1 106.8 118.9 141.9 Gain (loss) on private equity and debt investments 12.7 30.8 26.0 0.5 4.6 -0.3 -4.5 Interest and dividends 356.5 284.2 64.5 69.9 82.6 67.1 109.0 Gain (loss) on investments in equity securities 14.1 5.4 3.5 2.1 -2.6 2.5 -1.7 Other 208.3 152.8 76.6 22.9 13.8 39.6 -0.7 Total revenue 1,617.2 1,594.0 405.2 379.2 403.8 405.9 410.0 Interest expense 215.4 230.1 51.9 60.3 52.8 65.1 110.9 Net revenue 1,401.9 1,363.9 353.3 318.9 351.0 340.8 299.0 Non-interest expenses 1,171.2 1,137.3 274.7 300.4 270.9 291.3 287.3 Income (loss) before income taxes 230.7 226.6 78.5 18.5 80.1 49.5 11.7 Net income (loss) attributable to NHI shareholders 153.1 143.0 48.5 3.2 60.3 31.0 1.7 19

Main revenue items Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2020/21 FY2021/22 1Q 2Q 3Q 4Q 1Q Stock brokerage commissions 262.3 236.4 58.2 67.7 57.3 53.1 48.4 Commissions Other brokerage commissions 14.3 18.0 3.7 4.0 4.8 5.5 4.8 Commissions for distribution of investment trusts 68.8 43.7 14.4 11.2 11.6 6.5 7.5 Other 31.6 34.3 6.6 8.8 8.9 10.1 9.7 Total 376.9 332.3 82.9 91.6 82.6 75.2 70.4 Equity underwriting and distribution 30.6 33.1 10.0 10.3 9.8 3.1 3.7 Fees from Bond underwriting and distribution 23.1 29.8 7.3 6.1 10.0 6.3 6.7 investment banking M&A / Financial advisory fees 37.8 64.2 13.1 13.7 17.5 20.0 14.0 Other 17.2 22.4 5.3 3.8 8.7 4.6 2.8 Total 108.7 149.6 35.7 33.9 46.0 34.0 27.3 Asset management fees 150.2 171.1 40.6 42.0 44.0 44.4 43.7 Asset management Administration fees 63.2 79.6 18.9 20.4 20.8 19.5 19.0 and portfolio service fees Custodial fees 16.6 19.4 4.6 4.8 5.0 4.9 5.6 Total 230.0 270.0 64.0 67.2 69.9 68.9 68.3 20

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2020/21	FY2021/22	FY2021/22				FY2022/23
			1Q	2Q	3Q	4Q	1Q
Retail	92.3	59.2	19.0	17.0	18.0	5.2	**4.9**
Investment Management	91.0	71.5	44.9	15.0	20.4	-8.8	**-11.7**
Wholesale	64.3	74.5	-28.4	25.0	40.8	37.0	**25.3**
Three business segments total	247.6	205.2	35.6	57.0	79.2	33.5	**18.5**
Other	-28.5	15.8	39.6	-40.4	1.7	14.9	**-3.9**
Segments total	219.1	221.0	75.2	16.6	80.9	48.4	**14.6**
Unrealized gain (loss) on investments in equity securities held for operating purposes	11.5	5.6	3.4	1.9	-0.8	1.2	**-2.8**
Income (loss) before income taxes	230.7	226.6	78.5	18.5	80.1	49.5	**11.7**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2020/21	FY2021/22	FY2021/22				FY2022/23
			1Q	2Q	3Q	4Q	1Q
Americas	-77.0	-41.0	-36.6	-17.2	32.2	-19.4	**-21.6**
Europe	14.3	-21.8	-5.3	-8.9	-3.4	-4.2	**-1.9**
Asia and Oceania	49.2	28.6	6.6	7.1	11.0	3.9	**8.3**
Subtotal	-13.5	-34.1	-35.3	-19.0	39.8	-19.7	**-15.2**
Japan	244.1	260.8	113.8	37.5	40.3	69.2	**26.9**
Income (loss) before income t	230.7	226.6	78.5	18.5	80.1	49.5	**11.7**

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended June 30, 2022). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

21

Segment _OtherIncome (loss) before income taxes Full year Quarter (billions of yen) 80 40 39.6 15.8 14.9 1.7 0 -3.9 -40 -28.5 -40.4 -80 FY2021/22 FY2022/23 FY2020/21 FY2021/22 1Q 2Q 3Q 4Q 1Q Net gain (loss) related to economic -11.5 -9.9 3.4 -3.8 -1.1 -8.4 -9.8 hedging transactions Realized gain (loss) on investments in equity 1.7 1.4 0.2 0.0 0.0 1.1 0.2 securities held for operating purposes Equity in earnings of affiliates -16.4 36.8 9.6 5.6 5.4 16.2 17.0 Corporate items 5.0 -91.1 -9.3 -45.6 -1.8 -34.4 -6.0 Others -7.3 78.6 35.6 3.4 -0.8 40.4 -5.3 Income (loss) before income taxes -28.5 15.8 39.6 -40.4 1.7 14.9 -3.9 22

Retail related data (1)

NOMURA

(billions of yen)

	Full year		Quarter						
	FY2020/21	FY2021/22	FY2021/22				FY2022/23	QoQ	YoY
			1Q	2Q	3Q	4Q	1Q		
Commissions	187.7	138.5	38.6	35.6	36.5	27.8	**26.0**	**-6.6%**	**-32.6%**
Of which, stock brokerage commission	92.6	67.4	17.8	17.6	17.6	14.4	**11.8**	**-18.2%**	**-33.7%**
Of which, commissions for distribution of investment trusts	68.4	43.5	14.4	11.1	11.6	6.5	**7.5**	**15.9%**	**-47.8%**
Sales credit	58.4	44.0	11.6	11.9	11.4	9.1	**10.4**	**14.5%**	**-10.0%**
Fees from investment banking and other	20.4	19.0	4.6	5.6	6.1	2.8	**3.5**	**25.3%**	**-25.0%**
Investment trust administration fees and other	89.0	109.3	26.2	28.0	28.7	26.4	**26.8**	**1.7%**	**2.3%**
Net interest revenue	13.4	17.2	4.0	4.2	4.6	4.4	**4.7**	**6.5%**	**17.1%**
Net revenue	368.8	328.0	85.0	85.2	87.4	70.5	**71.4**	**1.3%**	**-16.0%**
Non-interest expenses	276.5	268.7	66.0	68.2	69.3	65.3	**66.5**	**1.9%**	**0.8%**
Income before income taxes	92.3	59.2	19.0	17.0	18.0	5.2	**4.9**	**-5.4%**	**-74.2%**
Domestic distribution volume of investment trusts[1]	2,965.5	2,197.0	634.5	532.1	604.6	425.7	**506.3**	**18.9%**	**-20.2%**
Stock investment trusts	2,647.3	1,931.5	588.1	477.9	530.4	335.1	**374.8**	**11.9%**	**-36.3%**
Foreign investment trusts	318.2	265.5	46.4	54.2	74.2	90.7	**131.5**	**45.0%**	**183.1%**
Other									
Accumulated value of annuity insurance policies	3,610.2	3,818.9	3,661.3	3,723.3	3,787.3	3,818.9	**3,874.7**	**1.5%**	**5.8%**
Sales of JGBs for individual investors (transaction base)	486.6	618.6	159.7	101.1	180.0	177.8	**167.7**	**-5.7%**	**5.0%**
Retail foreign currency bond sales[2]	728.3	643.0	170.2	167.9	204.3	100.6	**160.8**	**59.8%**	**-5.5%**

1. *Including former Net & Call.*
2. *Figures for FY2021/22 4Q and full year have been amended.*

23

Retail related data (2) Retail client assets (trillions of yen) 140 127.0 128.7 122.1 Other 126.6 125.0 119.4 122.1 Foreign investment 120 trusts 100 Bond investment trusts 80 Stock investment trusts 60 Domestic bonds 40 Foreign currency 20 bonds Equities 0 FY2020/21 FY2021/22 FY2021/22 FY2022/23 Mar Mar Jun Sep Dec Mar Jun Equities 82.3 77.5 82.6 84.1 79.7 77.5 75.7 Foreign currency bonds 5.4 5.1 5.3 5.3 5.2 5.1 5.3 Domestic bonds1 12.7 12.6 12.6 12.6 12.6 12.6 12.7 Stock investment trusts 10.2 10.8 10.9 10.9 11.3 10.8 10.0 Bond investment trusts 8.0 7.5 7.8 7.8 7.8 7.5 7.4 Foreign investment trusts 1.1 1.3 1.1 1.2 1.2 1.3 1.3 Other2 6.9 7.3 6.7 6.9 7.2 7.3 7.1 Total 126.6 122.1 127.0 128.7 125.0 122.1 119.4 24 1. Including CBs and warrants. 2. Including annuity insurance.

Retail related data (3) Net inflows of cash and securities1 Full year Quarter Corporates Individuals Corporates Individuals 1,500 1,500 1,200 1,200 900 900 600 600 300 300 0 0 -300 -300 -600 -600 -900 -900 -1,200 -1,200 FY2021/22 FY2022/23 (billions of yen) FY2020/21 FY2021/22 (billions of yen) 1Q 2Q 3Q 4Q 1Q Corporates2 1,205 -136 Corporates2 507 -277 -1,089 722 125 Individuals3 -318 488 Individuals3 -36 130 475 -82 376 Total 888 351 Total 471 -146 -613 641 500 Inflows of cash Inflows of cash 3,799 4,180 4 979 975 1,326 900 1,062 and securities4 and securities 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 2. Incudes Corporate section (excluding regional financial institutions) and Japan Wealth Management Group. 3. Includes Retail channels, Net & Call, intermediary, salaried employee business, and Hotto Direct. 25 4. Retail channels only.

Retail related data (4) Number of accounts (thousands) FY2020/21 FY2021/22 FY2021/22 FY2022/23 Mar Mar Jun Sep Dec Mar Jun Accounts with balance 5,329 5,348 5,348 5,342 5,362 5,348 5,354 Equity holding accounts 2,927 2,955 2,924 2,923 2,949 2,955 2,958 NISA accounts opened (accumulated)1 1,791 1,589 1,820 1,828 1,839 1,589 1,598 Online service accounts 4,895 5,067 4,966 5,004 5,036 5,067 5,102 New Individual accounts / IT share2 Full year Quarter (thousands) FY2021/22 FY2022/23 FY2020/21 FY2021/22 1Q 2Q 3Q 4Q 1Q New individual accounts 203 201 51 50 51 49 48 IT share2 No. of orders 80% 83% 82% 84% 83% 85% 85% Transaction value 53% 59% 58% 59% 58% 60% 59% 1. Including Junior NISA. 26 2. Ratio of cash stocks traded via online service.

Investment Management related data (1) Full year Quarter FY2021/22 FY2022/23 (billions of yen) FY2020/21 FY2021/22 QoQ YoY 1Q 1Q 2Q 3Q 4Q Business revenue 111.9 119.9 28.0 29.3 31.5 31.1 30.7 -1.5% 9.4% Investment gain/loss 51.2 28.1 35.5 5.1 8.6 -21.1 -23.1 —Net revenue 163.2 148.0 63.5 34.3 40.1 10.1 7.6 -24.8% -88.1% Non-interest expenses 72.1 76.5 18.6 19.3 19.8 18.9 19.3 2.3% 3.9% Income (loss) before income taxes 91.0 71.5 44.9 15.0 20.4 -8.8 -11.7 — Assets under management by company (trillions of yen) FY2020/21 FY2021/22 FY2021/22 FY2022/23 Mar Mar Jun Sep Dec Mar Jun Nomura Asset Management 66.2 69.6 67.3 69.3 70.1 69.6 67.4 Nomura Corporate Research and Asset 3.3 3.9 3.5 3.8 3.9 3.9 3.7 Management, etc. Assets under management (gross)1 69.5 73.5 70.8 73.1 74.0 73.5 71.1 Group company overlap 4.8 5.5 5.0 5.4 5.5 5.5 5.5 Assets under management (net)2 64.7 67.9 65.8 67.8 68.5 67.9 65.6 1. Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment , Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory. 27 2. Net after deducting duplications from assets under management (gross).

Investment Management related data (2)

NOMURA

Asset inflows/outflows by business[1, 2]

(billions of yen)	Full year		Quarter				
	FY2020/21	FY2021/22	FY2021/22				FY2022/23
			1Q	2Q	3Q	4Q	1Q
Investment trusts business	2,753	1,236	346	267	250	372	**478**
of which ETFs	2,241	683	344	-28	-15	383	**323**
Investment advisory and international businesses	-883	830	128	772	110	-180	**-928**
Total net asset inflow	1,870	2,066	474	1,039	360	193	**-450**

Domestic public investment trust market and Nomura Asset Management market share[3]

(trillions of yen)	FY2020/21	FY2021/22	FY2021/22				FY2022/23
	Mar	Mar	Jun	Sep	Dec	Mar	Jun
Domestic public investment trusts							
Market	151.0	163.1	156.7	160.4	164.5	163.1	**156.7**
Nomura Asset Management share (%)	28%	27%	27%	27%	27%	27%	**27%**
Domestic public stock investment trusts							
Market	136.2	148.9	142.2	145.9	150.0	148.9	**142.3**
Nomura Asset Management share (%)	26%	25%	26%	26%	25%	25%	**26%**
Domestic public bond investment trusts							
Market	14.8	14.2	14.5	14.6	14.5	14.2	**14.3**
Nomura Asset Management share (%)	44%	44%	44%	44%	44%	44%	**44%**
ETF							
Market	60.6	61.8	61.2	63.4	62.4	61.8	**59.6**
Nomura Asset Management share (%)	44%	44%	44%	44%	44%	44%	**44%**

1. Based on assets under management (net). 2. Historical figures have been reclassified following a review in FY2022/23 1Q to the method for measuring assets under management and the flow of funds.
3. Source :Investment Trusts Association, Japan.

28

Wholesale related data Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2020/21 FY2021/22 QoQ YoY 1Q 2Q 3Q 4Q 1Q Net revenue 691.4 703.1 132.8 172.7 202.7 194.9 199.0 2.1% 49.9% Non-interest expenses 627.1 628.6 161.1 147.7 161.9 157.9 173.7 10.0% 7.8% Income (loss) before income taxes 64.3 74.5 -28.4 25.0 40.8 37.0 25.3 -31.8%— Breakdown of Wholesale revenues1 Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2020/21 FY2021/22 QoQ YoY 1Q 2Q 3Q 4Q 1Q Fixed Income 441.9 326.9 88.1 70.7 88.0 80.1 112.6 40.7% 27.8% Equities 133.6 229.5 9.1 66.5 75.8 78.1 62.6 -19.8% 6.9x Global Markets 575.5 556.4 97.2 137.2 163.8 158.2 175.3 10.8% 80.3% Investment Banking 115.8 146.6 35.5 35.4 38.9 36.7 23.7 -35.5% -33.3% Net revenue 691.4 703.1 132.8 172.7 202.7 194.9 199.0 2.1% 49.9% 29

Number of employees FY2020/21 FY2021/22 FY2021/22 FY2022/23 Mar Mar Jun Sep Dec Mar Jun Japan 15,330 15,213 15,556 15,393 15,299 15,213 15,503 Europe 2,769 2,820 2,779 2,811 2,817 2,820 2,811 Americas 2,152 2,257 2,116 2,171 2,181 2,257 2,252 Asia and Oceania1 6,151 6,295 6,196 6,216 6,259 6,295 6,407 Total 26,402 26,585 26,647 26,591 26,556 26,585 26,973 30 1. Includes Powai office in India.

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